February 10, 2020

Bahir Manios
Chief Financial Officer
Brookfield Infrastructure Corporation
250 Vesey Street, 15th Floor
New York, New York 10281-1021

       Re: Brookfield Infrastructure Corp.
           Amendment No. 3 to Registration Statement on Form F-1
           Filed January 27, 2020
           File No. 333-233934

Dear Mr. Manios:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 13, 2020 letter.

Amendment No. 3 to Registration on Form F-1

Management's Discussion and Analysis of Financial Condition and Results of Operations
Reconciliation of Non-IFRS Financial Measures, page 102

1. We note your disclosure on page 103 regarding limitations associated with your Non-
       GAAP measure proportionate debt. Based on your response to the last bullet point of comment 3, it appears that a limitation of the proportionate debt measure and of comparing this measure to your proportionate Adjusted EBITDA measure is that if an individual project doesn't generate sufficient cash flows to cover the entire amount of its debt payments, you may need to pay the shortfall between that project's cash flows and that project's debt to avoid losing control over the project's assets and cash flows, and such a shortfall may not be apparent from or may not equal the difference between aggregate
 Bahir Manios
Brookfield Infrastructure Corporation
February 10, 2020
Page 2
         proportionate Adjusted EBITDA for all of your portfolio businesses and aggregate proportionate debt for all of your portfolio businesses. Please tell us how you determined this was not a limitation of your proportionate Non-GAAP measures that should be disclosed to your investors.
Executive Compensation
Summary of Compensation , page 138

2. Please update your Executive Compensation Disclosures to include any compensation paid for the fiscal year ended December 31, 2019. Refer to Item 6(b) of Form 20-F for guidance.
Material United States Federal Income Tax Considerations, page 204

3. We note your response to comment 4 and the revised disclosure regarding the reasons why Torys LLP is not rendering an opinion as to the "investment partnership" status,
         "because it depends on the highly factual determination that, for purposes of Section 731 of the U.S. Internal Revenue Code, neither the Partnership nor Holding LP has been engaged in a trade or business since its date of formation." However, the "investment partnership" status appears to be a material tax consequence that is necessary for counsel to opine on the tax-free status of the special distribution of Class A shares.
         Accordingly, please revise to include the "investment partnership" representation with the opinion of counsel. In this regard, counsel may clearly describe the degree of and legal or factual reasons for the uncertainty, but may not assume material tax consequences. Please refer to Sections III.C.3 and 4 of Staff Legal Bulletin 19.
        You may contact Robert Babula, Staff Accountant at (202) 551-3339 or Jennifer
Thompson, Branch Chief at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer L pez, Staff Attorney at (202)
551-3792 or Mara Ransom, Office Chief at (202) 551-3264 with any other questions.



FirstName LastNameBahir Manios                                Sincerely,
Comapany NameBrookfield Infrastructure Corporation
                                                              Division of
Corporation Finance
February 10, 2020 Page 2                                      Office of Trade &
Services
FirstName LastName